Exhibit 99.1

ParaZero Successfully Demonstrates its Precision Airdrop System with Leading Defense Company

Tel Aviv, Israel, Feb. 05, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aircrafts and defense Counter UAS systems, announced today the successful demonstration of its DropAir Precision airdrop system in collaboration with a leading global defense company. The demonstration showcased the DropAir system’s ability to safely and precisely deliver critical supplies under challenging operational conditions.

During the test, ParaZero’s proprietary DropAir technology was deployed in multiple high-altitude drone airdrops. The system’s advanced parachute mechanism activated at low altitude, ensuring minimal drift and precise landings, even in complex environments. Following the successful demonstration, ParaZero plans to advance the DropAir system into the next phase of development, focusing on enhancing its capabilities for real-world military and humanitarian operations.

About the DropAir Precision Airdrop System

The DropAir Precision Airdrop System (High-Altitude Low-Opening) is designed to revolutionize drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments. Leveraging ParaZero’s renowned parachute technology, the DropAir system offers a cutting-edge solution to support military forces and emergency responders operating in high-risk zones.

Following this demonstration and previous successful tests, ParaZero is moving forward with the next stage of DropAir’s development, refining the technology for operational deployment in military and humanitarian applications.

Boaz Shetzer, CEO of ParaZero, said: “This successful demonstration reinforces ParaZero’s commitment to advancing aerial safety and precision in critical supply missions. We believe that the DropAir system has the potential to transform logistical operations for defense and emergency response, ensuring rapid and secure deliveries in the most demanding environments. We are excited to take this technology to the next level, working towards its integration into real-world operational scenarios.”

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is a leading developer of autonomous parachute safety systems technologies for commercial and military platforms as well as for urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero develops and manufactures smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/

Forward- looking statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its how the DropAir Precision Airdrop System is designed to revolutionize drone-based logistical support by enabling precise and secure delivery of supplies in challenging environments, commitment to advancing aerial safety and precision in critical supply missions and its belief that the DropAir system has the potential to transform logistical operations for defense and emergency response, ensuring rapid and secure deliveries in the most demanding environments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on From 20-F for the year ended December 31, 2023. Forward- looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com